UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-

16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41970

Lotus Technology Inc.

(Translation of registrant’s name into English)

No. 800 Century Avenue

Pudong District, Shanghai, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Wuxi InfiMotion Technology Co., Ltd. Transfer Agreement

On May 30, 2025, Ningbo Lotus Venture Capital Co., Ltd. (“Ningbo Lotus”), a wholly-owned subsidiary of the Company, entered into an equity transfer agreement (the “Equity Transfer Agreement”) with Zhejiang Geely Powertrain Co., Ltd. (“Geely”), pursuant to which Ningbo Lotus agrees to sell, and Geely agrees to purchase, all of Ningbo Lotus’ 17.5% equity interest in Wuxi InfiMotion Technology Co., Ltd., a company incorporated in China, for a total cash consideration of RMB420 million. The closing of the transaction is subject to customary closing conditions.

A copy of the Equity Transfer Agreement is included in this current report on Form 6-K as Exhibit 10.1 and the foregoing description of the Equity Transfer Agreement is qualified in its entirety by reference thereto.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Equity Transfer Agreement, dated May 30, 2025, by and between Ningbo Lotus Venture Capital Co., Ltd. and Zhejiang Geely Powertrain Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lotus Technology Inc.

By	:	/s/ Daxue Wang
Name	:	Daxue Wang
Title	:	Chief Financial Officer

Date: May 30, 2025